

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 25, 2015

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

      RE: <u>MetLife Insurance Company USA</u>:
               MetLife Investors USA Separate Account A
               Series O offered on and after _____, 2015
               Initial Registration Statement filed on Form N-4
               File Nos. 811-21262 and 333-203748

Dear Mr. Conner:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on April 30, 2015. We have given the registration statement selective review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the marked courtesy copy of the prospectus provided to the staff on April 30, 2015, and Item references are to the item numbers set forth in Form N-4.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

3.   Please confirm that the EDGAR series/class identifiers will appropriately be revised prior to effectiveness pf the registration statement.

PROSPECTUS

4.   Guaranteed Lifetime Withdrawal Benefit (page 38)

In the paragraph preceding the Summary on page 39, please reconcile the first sentence with Note 2 to the Additional Optional Rider Charges tables on page 9.

5.   Death benefit (page 49)

In the second paragraph under "Upon Your Death," please clarify whether you are referring to versions of the death benefit riders.

6.   Federal Income Tax Status (page 53)

Please confirm the section is current and accurate.

STATEMENT OF ADDITIONAL INFORMATION

7.   Based on the anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal year has been updated appropriately, *e.g.*, commission table on page 4.

8.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

9.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office